                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            ELDORADO BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    28467W106
                  --------------------------------------------
                                 (CUSIP Number)


                                  PAUL R. WOOD
                         MADISON DEARBORN PARTNERS, INC.
                           THREE FIRST NATIONAL PLAZA
                                CHICAGO, IL 60602
                                 (312) 895-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 APRIL 12, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                               ------------
CUSIP NO.  28467W106                                               Page 2 of 11
--------------------                                               ------------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     MADISON DEARBORN CAPITAL PARTNERS II, L.P.
     36-3863140
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES                  0
                      ----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER

OWNED BY EACH              1,416,429 (SEE ITEM 5)
                      ----------------------------------------------------------
  REPORTING           9    SOLE DISPOSITIVE POWER

 PERSON WITH               0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                                ------------
CUSIP NO.  28467W106                                                Page 3 of 11
--------------------                                                ------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     MADISON DEARBORN PARTNERS II, L.P.
     36-4097124
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF          7    SOLE VOTING POWER

    SHARES                 0
                      ----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER

OWNED BY EACH              1,416,429 (SEE ITEM 5)
                      ----------------------------------------------------------
  REPORTING           9    SOLE DISPOSITIVE POWER

 PERSON WITH               0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                                ------------
CUSIP NO. 28467W106                                                Page 4 of 11
-------------------                                                ------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     MADISON DEARBORN PARTNERS, INC.
     36-3856522
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES                  0
                      ----------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

OWNED BY EACH              1,416,429 (SEE ITEM 5)
                      ----------------------------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER

PERSON WITH                0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,416,429 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         ISSUER: Eldorado Bancshares, Inc. (the "Issuer") 24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653

         SECURITY:  Common Stock, par value $.01 per share ("Common Stock")


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   NAME:

         This Statement is being jointly filed by each of the following persons:

         (i) Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership ("MDCP"), by virtue of its direct beneficial ownership of the Common Stock covered by this Statement (the "Shares");

         (ii) Madison Dearborn Partners II, L.P., a Delaware limited partnership ("MDP"), by virtue of its indirect beneficial ownership of the Shares by being the general partner of MDCP;

         (iii) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of its indirect beneficial ownership of the Shares by being the general partner of MDP.

Dispositive and voting power of the Shares owned by MDCP is shared by MDP, MDP, Inc. and an advisory committee of limited partners of MDP (the "LP Committee"). Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons, the LP Committee and other persons and entities as to which such information is required to be disclosed in response to Items 2-6 and General Instructions C of Schedule 13D.

         (b)   BUSINESS ADDRESS:

         The address of the principal business and principal office of each of MDCP, MDP and MDP, Inc. is Three First National Plaza, Suite 3800, Chicago, IL 60602.

         (c)   PRESENT PRINCIPAL OCCUPATION:

         MDCP, MDP and MDP, Inc. are engaged in the private equity investment business.

         (d)   CRIMINAL PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         (e)   CIVIL SECURITIES PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)   CITIZENSHIP

         Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The acquisition of 1,206,429 shares of the Common Stock on April 12, 1999 is the result of the conversion of 1,206,429 shares of Special Common Stock, a portion of which consisted of Voting Special Common Stock and a portion of which consisted of Non-Voting Special Common Stock, held of record by MDCP into 1,206,429 shares of Common Stock. MDCP purchased the 1,206,429 shares of the Special Common Stock at a gross purchase price of $9.62 per share, net of a 1% commitment fee, with working capital.

         The acquisition of 99,000 shares of Common Stock is the result of a purchase of Common Stock from the Issuer in connection with the public offering of 2,259,900 shares of Common Stock on April 12, 1999 by the Issuer and certain shareholders pursuant to the Registration Statement on Form S-1 (file no. 333-61589) (the "Offering"). MDCP paid $9.30 per share, resulting in an aggregate purchase price of $920,700. MDCP purchased the 99,000 shares of Common Stock with working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Special Common Stock, under the Issuer's Certificate of Incorporation as in effect immediately prior to the closing of the Offering, was entitled to a liquidation preference of $9.62 per share over the Common Stock. In connection with the Offering, MDCP and the other holders of the Special Common Stock, Olympus Growth Fund II, L.P. and Olympus Executive Fund, L.P., agreed with the Issuer to convert all of their Special Common Stock into Common Stock prior to the completion of the Offering. Upon completion of the Offering, the Issuer amended and restated its Certificate of Incorporation to provide for the elimination of the Special Common Stock from the Issuer's capitalization structure.

         MDCP purchased 99,000 shares of Common Stock in the Offering for investment purposes.

         The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock if appropriate opportunities to do so are available, on such terms and at such time as the Reporting Persons consider advisable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                                                                                             PERSONS LISTED
                                           MDCP            MDP, L.P.        MDP, INC.        ON SCHEDULE A
                                       ----------        -----------       -----------      ---------------
       (a.i) Amount
       Beneficially owned               1,416,429*        1,416,429*        1,416,429*         1,416,429*

       (a.ii) Percent of class                 10%               10%               10%                10%

       (b) Number of shares
       as to which such person
       has:

         (i)  sole power to
       vote                                  None              None              None               None
         (ii) sole power to
       dispose                               None              None              None               None


                                                                                        PERSONS LISTED
                                    MDCP             MDP, L.P.          MDP, INC.       ON SCHEDULE A
                                 ----------        -----------        -----------       --------------
         (iii) shared
       power to vote              1,416,429*        1,416,429*        1,416,429*         1,416,429*
         (iv) shared power
       to dispose                 1,416,429*        1,416,429*        1,416,429*         1,416,429*

         * Includes (i) 1,378,429 shares of Common Stock and (ii) 38,000 shares of Common Stock issuable upon the exercise of a warrant (assuming the fair market value of the Common Stock on the date of exercise equals $10.00 per share). The maximum number of shares for which the foregoing warrant could be exercised, if the market value of the Common Stock increased to (or above) $24.00 per share, is 599,167. Shares of Common Stock are convertible into shares of non-voting Common Stock at the election of the holder for the purpose of ensuring that the holder will beneficially own no more than 9.9% of the total shares of Common Stock outstanding. Similarly, the shares of Common Stock issuable upon exercise of the warrant may only be exercisable into shares of Common Stock if the percentage ownership of MDCP of all outstanding voting securities of the Company would not exceed 9.9%. Otherwise, such warrant is exercisable for shares of non-voting Common Stock.

         (c)   TRANSACTIONS IN CLASS OF SECURITIES BY REPORTING PERSONS.

           See Item 3 above.

         (d) No persons other than the Reporting Persons and those persons listed on Schedule A have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MDCP has one general partner, MDP. MDP has one general partner, MDP, Inc. The persons listed on Schedule A are the general partners, executive officers and director of the Reporting Persons.

         MDCP is a party to an Amended and Restated Shareholder Agreement, dated April 6, 1999 (the "Shareholder Agreement") among itself, the Issuer, Olympus Growth Fund II, L.P., Olympus Executive Fund, L.P. (collectively with Olympus Growth Fund II, L.P. "Olympus"), Dartmouth Capital Group, L.P. ("DCG") and certain shareholders of DCG's General Partner who also are shareholders of the Issuer. The Shareholder Agreement has been entered into primarily for regulatory purposes relating to restrictions imposed by the Board of Governors of the Federal Reserve System concerning the ownership of equity securities in bank holding companies (such as the Issuer) by persons or entities not registered as bank holding companies under the Bank Holding Company Act of 1954, as amended. The material provisions that are in effect provide as follows: (i) unless and until both MDP and Olympus hold 9.9% or less of the Common Stock (treating any Common Stock equivalents that they hold as fully exercised), DCG may not transfer any Common Stock or distribute any Common Stock to DCG's partners if, as a result of that transfer or distribution, DCG would hold fewer shares of Common Stock than either MDCP or Olympus; (ii) neither MDCP or Olympus will transfer any of its Common Stock (or warrants exercisable for Common Stock) without the prior approval of the Federal Reserve unless certain exceptions apply (which generally are intended to ensure that the transferee is not acquiring a substantial ownership interest in the Company without the approval of the Federal Reserve); and
(iii) DCG will not sell any of its shares of Common Stock during a limited period before or after certain registered offerings of the shares of Common Stock held by MDCP or Olympus.

         Pursuant to the Amended and Restated Securities Purchase Agreement by and among Commerce Security Bancorp, Inc. and its subsidiaries and MDCP and Olympus dated June 5, 1997, which provided for the original investment of MDCP and Olympus in the Issuer in connection with the Issuer's June 1997 acquisition of Eldorado Bancorp, the Issuer generally is obligated to nominate a designee of MDCP for election to the Issuer's Board of Directors. A nominee of MDCP (Paul R.
Wood) has been nominated and elected, and currently serves on the Issuer's Board of Directors. The Issuer's obligation to nominate designees of MDCP will terminate generally at such time as MDCP owns more than 10% of the Common Stock or less then 260,000 shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Joint Filing Agreement.

         2. Amended and Restated Shareholder Agreement dated April 6, 1999 (incorporated by reference to the Issuer's Form 8-K filed on April 21, 1999).

         3. Amended and Restated Securities Purchase Agreement by and among Commerce Securities Bancorp, Inc. and its subsidiaries and Madison Dearborn Capital Partners II, L.P., Olympus Growth Fund II, L.P. and Olympus Executive Fund, L.P. dated June 5, 1997 (incorporated by reference to the Issuer's Form 8-K/A filed on July 11, 1997).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      Madison Dearborn Capital Partners II, L.P.

                                      By: Madison Dearborn Partners II, L.P.

Date:   April 16, 1999
                                      By: Madison Dearborn Partners, Inc.

                                      By: /s/ Paul R. Wood
                                          --------------------------------------
                                          Paul R. Wood, Vice President


                                      Madison Dearborn Partners II, L.P.

                                      By: Madison Dearborn Partners, Inc.

                                      By: /s/ Paul R. Wood
                                          --------------------------------------
                                          Paul R. Wood, Vice President


                                      Madison Dearborn Partners, Inc.

                                      By: /s/ Paul R. Wood
                                          --------------------------------------
                                          Paul R. Wood, Vice President

                                                                      SCHEDULE A

                   Director of Madison Dearborn Partners, Inc.


                                Address of Principal
          Name                    Business Office                  Citizenship
          ----                    ---------------                  -----------
John A. Canning, Jr.         Three First National Plaza           United States
                             Suite 3800
                             Chicago, IL  60602

             Executive Officers of Madison Dearborn Partners, Inc.*
             ------------------------------------------------------

                                Address of Principal
    Name And Title                Business Office                  Citizenship
    --------------                ---------------                  -----------
John A. Canning, Jr.         Three First National Plaza           United States
President                    Suite 3800
                             Chicago, IL  60602

Paul J. Finnegan             Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

William J. Hunckler, III     Three First National Plaza           United States
 Managing Director           Suite 3800
                             Chicago, IL  60602

Samuel M. Mencoff            Three First National Plaza           United States

Managing Director            Suite 3800
                             Chicago, IL  60602

Paul R. Wood                 Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Justin S. Huscher            Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Benjamin D. Chereskin        Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Thomas R. Reusche            Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

James N. Perry, Jr.          Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

                                Address of Principal
    Name And Title                Business Office                  Citizenship
    --------------                ---------------                  -----------
Nicholas W. Alexos           Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Timothy P. Sullivan          Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Gary J. Little               Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

David F. Mosher              Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602

Robin P. Selati              Three First National Plaza           United States
Managing Director            Suite 3800
                             Chicago, IL  60602


*All executive officers of Madison Dearborn Partners, Inc. are members of the Advisory Committee of Limited Partners of Madison Dearborn Partners II, L.P.